WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Financial Statements
(Unaudited) - Prepared by Management)
July 31, 2005 and January 31, 2005

Index
Consolidated Balance Sheets
Consolidated Statements of Operations and Deficit
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

NOTICE OF NO AUDITOR REVIEW OF INTERNAL FINANCIAL STATEMENTS

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended July 31, 2005.
WESTERN WIND ENERGY CORP.
(A Development Stage Company)

Consolidated Balance Sheets
(Unaudited - Prepared by Management)
As at July 31, 2005 and January 31, 2005
(Expressed in Canadian Dollars)

	July 31	January 31
	2005	2005
Assets
Current assets
Cash	$18,363	$31,531
Refundable tax credits	29,563	69,169
Prepaid expenses and deposits	14,605	15,421
	62,531	116,121
Project development costs (Note 3)	1,388,500	976,942
Investment deposit (Note 4)	172,020	172,020
Property and equipment (Note 5)	2,620,326	2,529,756
	$4,243,377	$3,794,839

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$268,638	$121,136
Advances from Clean Power Income Fund (Note 9)	400,000	400,000
Loan payable (Note 10)	-	135,000
Due to related party (Note 7)	52	-
Note payable (Note 8)	56,404	58,558
	725,094	714,694
Shareholders' equity
Share capital (Note 11)	10,621,572	8,981,033
Share subscriptions received (receivable)	(486,003)	(335,208)
Contributed surplus	1,892,530	1,643,030
Deficit	(8,529,816)	(7,208,710)
	3,518,283	3,080,145
	$4,243,377	$3,794,839

Continued Operations (Note 1)
Commitments and Contingencies (Note 15)
Subsequent Events (Note 18)
The accompanying notes form an integral part of these financial statements.
Approved by the Directors: "Jeffrey J. Ciachurski" ______________________________ Jeffrey J. Ciachurski	"Claus Andrup" ______________________ Claus Andrup

WESTERN WIND ENERGY CORP.
(A Development Stage Company)

Consolidated Statement of Operations and Deficit
(Unaudited - Prepared by Management)
For the Three and Six Month Periods Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

	Three Months Ended July 31		Six Months Ended July 31
	2005	2004	2005	2004
Revenue
Interest income	$-	$123	$ -	$618

Expenses
Automobile	14,870	12,529	25,306	23,020
Bank charges	391	-	595	-
Communications	84,071	8,392	125,105	14,894
Consulting	259,785	-	407,369	-
Depreciation	13,387	7,021	18,629	14,115
Interest	21,511	2,831	37,376	2,831
Management fees	13,499	35,400	53,499	54,900
Office	22,139	4,519	31,168	29,182
Professional fees	85,665	98,199	136,602	173,916
Project feasibility	-	230,403	-	446,299
Promotion	11,328	38,007	15,940	46,739
Regulatory fees	9,546	8,524	24,412	13,039
Rent	26,763	5,793	37,743	10,850
Secretarial	12,507	17,545	16,007	28,127
Stock based compensation	187,500	232,842	249,500	480,434
Telephone	6,894	7,606	18,387	18,493
Travel	58,583	22,873	123,466	42,810
	828,439	732,484	1,321,106	1,399,649
Loss for the period	(828,439)	(732,361)	(1,133,606)	(1,399,031)
Deficit, beginning of period	(7,701,378)	(5,072,172)	(7,208,710)	(4,405,502)
Deficit, end of period	($8,529,817)	($5,804,533)	($8,529,816)	($5,804,533)

Loss per share	(0.05)	(0.05)	(0.08)	(0.10)

Weighted average number of common shares outstanding - basic and diluted	16,177,228	13,686,652	15,556,564	13,338,422

The accompanying notes form an integral part of these financial statements.

WESTERN WIND ENERGY CORP.
(A Development Stage Company)

Consolidated Statements of Cash Flow
(Unaudited - Prepared by Management)
For the Three and Six Month Periods Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

	Three Months Ended July 31		Six Months Ended July 31
	2005	2004	2005	2004

Cash flows from (used in) operating activities
Loss for the period	($828,438)	($732,361)	($1,321,106)	($1,399,031)
Adjustments for items not involving cash
Depreciation and amortization	13,387	7,021	18,629	14,115
Stock based compensation expense	187,500	232,842	249,500	480,434
	(627,551)	(492,498)	(1,052,977)	(904,482)
Change in non-cash working capital items
Refundable tax credits	62,273	(710)	39,606	(14,786)
Prepaid expenses	816	12,043	816	(9,662)
Accounts payable and accrued liabilities	134,892	(3,677)	147,502	20,348
	(429,569)	(484,842)	(865,053)	(908,582)
Cash flows from (used in) financing activities
Proceeds from share issuance and subscriptions	762,175	216,216	1,509,744	1,202,709
Due to related party	(7,098)	(1,736)	52	(3,688)
Loan payable	0	135,000	(135,000)	135,000
Notes payable	(2,154)	(4,204)	(2,154)	(4,204)
	752,923	345,276	1,372,642	1,329,817
Cash flow used in investing activities
Purchase of property and equipment	(94,688)	(186,974)	(109,198)	(584,847)
Deferred project costs	(294,021)	-	(411,558)	-
	(388,709)	(186,974)	(520,756)	(584,847)
Increase (decrease) in cash and cash equivalents	(65,355)	(326,540)	(13,167)	(163,612)
Cash and cash equivalents, beginning of period	83,719	437,801	31,531	274,873
Cash and cash equivalents, end of period	$18,364	$111,261	$18,364	$111,261
1. Continued Operations

The Company is in the business of developing wind energy projects on properties either owned or leased by the Company in New Brunswick, California and Arizona. The Company holds various wind farm properties in North America through its wholly owned subsidiaries Eastern Wind Power Inc. ("EWP"), Verde Resources Corporation ("Verde") and Aero Energy, LLC ("Aero").

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company are dependent upon the ability of the Company to obtain necessary financing to complete the development and construction of the wind generated electrical projects and corporate overhead costs until future operations are profitable.

2. Significant Accounting Policies
a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Canadian subsidiary, Eastern Wind Power Inc. ("EWP"), and U.S. subsidiaries, Verde Resources Corporation ("Verdes") and Aero Energy, LLC ("Aero"). All significant inter-company accounts and transactions have been eliminated.

b) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

c) Cash Equivalents
Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturity of three months or less when purchased.
d) Property and Equipment

Property and equipment consist of land, wind equipment, office furniture and equipment, and vehicle and are recorded at cost. Except for land, which is not subject to amortization, equipment is amortized over their estimated useful lives using the straight-line method over 5 years.

e) Project Development Costs

Project development costs are costs incurred for the development of wind farm sites. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations. The recoverability of the capitalized costs is dependent on the Company's ability to obtain financing to complete the development of such projects, meet its obligations under various agreements and the success of future operations or dispositions. As at July 31, 2005 the Company has not commenced commercial operations of any projects.

f) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

g) Long-lived Assets Impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

h) Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at July 31, 2005, the Company did not have any asset retirement obligations.

i) Foreign Currency Transactions

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect on the transaction date. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income statement.

j) Earnings (Loss) Per Share

Earnings (loss) per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are excluded in the computation of basic earnings (loss) per share until the conditions for their release are satisfied.

As the Company incurred net losses in the six months ended July 31, 2005 and in fiscal 2005, the stock options and share purchase warrants, as disclosed in notes 11 and 12, were not included in the computation of loss per share as its inclusion would be antidilutive.

k) Stock based compensation

Effective February 1, 2003, the Company prospectively adopted a new standard for the accounting of Stock-Based Compensation and Other Stock-Based Payments ("CICA 3870"), as recommended by the Canadian Institute of Chartered Accountants. Under the new standard, all stock option awards granted to employees and directors of the Company require the application of the fair value method.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of shares is determined by the quoted market price of the Company's stock.

For stock option awards granted to other than employees and directors and all direct awards of shares, the Company continues to apply the fair value method.

3. Project Development Costs
The Company has interests in the following 3 projects:

a) On September 29, 2004, the Company's wholly owned subsidiary, EWP, entered into a formal and binding 20-year power purchase agreement ("PPA") with New Brunswick Power that provides for the Company to produce and sell through EWP the available output of 20 Megawatts (MW) of wind power from its new wind farm to be located near Dark Harbour, Grand Manan, New Brunswick.

b) On May 3, 2004, the Company's wholly own subsidiary, Verdes, entered into a Master Power Purchase and Sale Agreement ("PPA") with Arizona Public Service Company ("APS"), a company organized under the laws of the State of Arizona. Pursuant to the Master Agreement, APS will purchase from VRC 15 megawatts of wind energy electrical generation.

c) In March 2005, the Company's wholly owned subsidiary, Aero, entered into a formal Power Purchase Agreement ("PPA") with Southern California Edison Company ("Edison") for the procurement by Edison, from the Company, of up to 120 megawatts of wind powered electrical generation. The agreement is for a period of 20 years. The location of the wind energy facilities will be Tehachapi Pass Wind Park, California.

The Company has incurred costs to determine the feasibility of these projects and for licences and permits, environmental impact studies, leases and right-of-ways, preliminary engineering, wind studies, wind turbine selection and power purchase agreements.

From May 1, 2001 to January 31, 2005, the Company has incurred $2,286,903 in costs that have been expensed for financial statements purposes.
Project investigation costs expensed to January 31, 2005 are as follows:

	Cumulative May 1, 2001 to January 31, 2005	2005	2004

Automotive	$83,456	$21,925	$11,800
Consulting and related expenses	852,537	356,071	231,799
Equipment lease	3,373	3,373	-
Evaluation report	46,133	-	-
Feasibility and technical services	404,491	201,866	141,200
Project management	443,364	100,987	131,457
Property investigation	6,693	6,693	-
Property taxes	14,873	14,873	-
Public relation and administration	252,753	89,750	41,615
Travel	179,230	77,943	23,003
	$2,286,903	$873,481	$580,874

The Company commenced its wind energy projects on May 1, 2001. Prior to May 1, 2001, the Company was in the mineral exploration business.
The project development costs that have been capitalized as at July 31, 2005 are as follows:
	July 31 2005	April 30 2005	January 31 2005

New Brunswick	$483,653	$263,428	$250,942
California	47,452	29,574	-
Arizona	785,634	779,585	725,000
Unallocated	71,761	21,892	-
	$1,388,500	$1,194,479	$975,924
The project development costs for Arizona include the prepaid lease of $351,000 (Note 6) and the cost to purchase wind data of $375,000.

4. Investment Deposit

On September 18, 2003, the Company entered into a Binding Letter Agreement ("Agreement") with a director of one of its subsidiaries to acquire his 1/3 interest in and to the Mogul Generating Facility ("Mogul") located in Tehachapi, California. Pursuant to the Agreement, the Company is required to make a US$120,000 deposit (paid) and will have 120 days to perform the necessary due diligence for the purpose of closing the said transaction. Further, the purchase price shall be determined by mutual agreement of both parties, which shall be based on an evaluation of two (2) independent valuators. In the event if mutual agreement referring to the purchase price cannot be reached within 180 days from the date of the Agreement, the US$120,000 will be returned to the Company within fifteen (15) days after the expiration of the 180-day period.

The parties have not completed the transaction outline above and are reviewing alternative strategies to acquire an interest in Mogul.
5. Property and Equipment

July 31 2005	January 31 2005

Land	$2,370,533	$2,370,533
Wind equipment	247,553	151,274
Furniture and equipment	59,140	46,267
Vehicle	13,471	13,431
2,690,697	2,581,505
Accumulated depreciation	(70,372)	(51,749)
Net book value	$2,620,326	$2,529,756
The allocation of the cost of the land is as follows:

California	$2,055,175
Arizona	315,358
$2,370,533
During fiscal year 2005, the Company completed various acquisitions of lands for potential wind farm sites in California and Arizona, USA for a total consideration of $468,660.
Land having a cost of$188,023 is security for the note payable (See note 8).
6. Land Lease Payments
Project development costs include deferred lease payments totalling $351,000.

The advance payment will be deducted against the future annual rent payments after commencement of the operation of the wind farm on the permanent site. As at July 31, 2005, the Company has not yet commenced operation (See note 16a).

7. Due to a Related Party
The amount due to a related party represents a loan from a director of the Company. The amount is non-interest bearing and unsecured.
8. Note Payable

Note payable of $56,404 (January 31, 2005 - $58,558) represents the amount due to a former director of the Company who obtained loan to assist the Company in the acquisition of land in fiscal 2003. The note payable is secured by the property of the Company, bears interest at a rate of 10% per annum and is due on demand (note 5).

9. Advance from Clean Power Income Fund

On November 15, 2004, Clean Power Income Fund ("Clean Power"), a North American renewable power income fund, and the Company executed a joint venture agreement to develop, construct, finance and operate a 20 MW wind power generating facility in Grand Manan, New Brunswick (see Note 3a) whereby both parties will have 50% interest each in the facility. Under the terms of the Agreement, Clean Power will finance the project with $7 million and negotiate a $22.5 million 20-year senior debt facility to fund the construction and operation of the plant. The Company will act as the construction manager, and upon completion, as operator of the facility.

At July 31, 2005, Clean Power had advanced $400,000 to the Company for the construction of the plant. The advance is interest bearing at a rate of 5% per annum, secured by the assets of the underlying project, and principal and accrued interest is due in full on November 1, 2005 or at the earliest of several conditions as determined by the promissory note signed. Interest expense of $14,959 has been accrued and charged as interest expense since the funds were advanced.

The Company has terminated its financing arrangements with Clean Power and will be repaying the balance owing with interest,
10. Loan Payable

Loan payable of $135,000 is from an arm's length third party, bearing interest at a rate of 10% per annum, compounded annually, and due on February 28, 2005. In connection with obtaining the loan, the Company issued to the lender 15,000 Bonus Units and paid an administration fee of $10,000 in cash. The 15,000 Units were issued at a price of $1.50 per Unit, where each Unit comprises one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share for a period of two years from the date of issuance at a price of $1.80 per share for the first year and $2.10 per share thereafter.

The loan was repaid in full including accrued interest of $9,358 on March 10, 2005.
11. Share Capital
Authorized: 100,000,000 common shares without par value.
a) Issued:
Shares	Amount
Balance, January 31, 2004	12,141,491	6,755,996
Exercise of warrants, ranging from $0.50 to $1.30 per share	1,797,533	1,470,770
Exercise of stock options, ranging from $0.20 to $0.35 per share	207,500	64,375
Issuance of shares in connection with a loan (See note 11)	15,000	22,500
Private placement at $3.00 per unit, net of share issuance cost of $6,000	21,000	57,000
Private placement at $1.50 per unit, net of share issuance cost of $76,000	315,500	397,250
Private placement at $1.50 per unit	116,661	173,142
Issuance of shares for services	31,250	40,000
Balance, January 31, 2005	14,645,935	8,981,033
Exercise of warrants at $1.60 per share	122,000	100,040
Private placement at $0.82 per share net of issuance costs of $30,000	559,148	428,499
Exercise of warrants at $1.60 per share	5,000	8,000
Exercise of options at $0.22 per share	55,000	11,000
Private placement at $0.82 per share	500,000	410,000
Balance, April 30,2005	15,887,083	9,938,572
Exercise of warrants at $1.60 per share	47,000	75,200
Exercise of warrants at $1.80 per share	5,000	9,000
Bonus shares at a deemed price of $1.50 per share	83,290	-
Private placement at $1.50 per share net of issuance costs of $59,700	415,000	562,800
Exercise of stock options at $1.20 per share	30,000	36,000
Balance, July 31, 2005	16,467,373	10,621,572

b) 750,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.
c) Share purchase warrants outstanding as at July 31, 2005:

Number of Warrants	Exercise Price	Expiry Date
579,500	$1.60 (2nd year)	September 15, 2005
40,000	$1.60 (2nd year)	October 6, 2005
215,333	$4.00 (2nd year)	January 28, 2006
21,000	$4.00 (2nd year)	February 4, 2006
310,500	$1.80 (1st year)	September 3, 2005
$2.10 (2nd year)	September 3, 2006
15,000	$1.80 (1st year)	August 16, 2005
$2.10 (2nd year)	August 16, 2006
116,661	$1.80 (1st year)	December 13, 2005
$2.10 (2nd year)	December 13, 2006
122,000	$1.03	March 1, 2007
540,853	$1.03	March 7, 2007
500,000	$1.03	March 31, 2007
415,000	$1.80 (1st year)	June 15, 2006
$2.20 (2nd year)	June 15, 2007
2,875,847

Each warrant entitles the holder to acquire one common share of the Company.
11. Stock Options
The Company has a stock option plan (the "Plan") and allotted and reserved up to an aggregate of 2,763,605 common shares.

In the 2nd Quarter of the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.65 per share. In the 1st Quarter of the 2006 fiscal year 100,000 stock options were granted to consultants to acquire shares at $1.43 per share. Each option entitles the holder to acquire one common share at its exercise price and is being vested 25% immediately and 25% every six months thereafter until fully vested 18 months from the date of grant and expires 5 years from the date of grant.

In fiscal year 2005, the Company granted 350,000 stock options to various employees, directors and consultants of the Company. Each option entitles the holder to acquire one common share at exercise prices ranging from $1.44 to $1.52 per share, being vested 25% immediately and 25% every six months afterward until fully vested 18 months from the date of grant and expires five years from the date of grant.

The Company applied the fair value method to account for stock options granted to employees and directors on and after February 1, 2003. In the 2nd Quarter of the 2006 fiscal year, the Company recorded stock based compensation of $187,500 and $62,000 was recorded in the 1st Quarter of the 2006 fiscal year. During the fiscal year 2005, the Company recorded $900,466 stock based compensation expenses on options vested in the year.

A summary of stock option information for the year ended July 31, 2005 is as follows:
Shares	Weighted Average Exercise Price
Options outstanding at January 31, 2003	1,120,000	$0.83
Granted	750,000	$2.23
Exercised	(57,500)	$0.22
Options outstanding at January 31, 2004	1,812,500	$1.57
Granted	350,000	$1.45
Exercised	(207,500)	$0.31
Options outstanding at January 31, 2005	1,955,000	$1.55
Granted	100,000	$1.43
Exercised	(55,000)	$0.20
Options outstanding at April 30, 2005	2,000,000	$1.58
Granted	250,000	$1.65
Exercised	(30,000)	$0.22
Options outstanding at July 31, 2005	2,220,000	$1.60

Options Outstanding	Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.01 - $1.00	270,000	1.82	$ 0.86	270,000	$ 0.86
$1.01 - $2.00	1,300,000	3.00	$ 1.35	964,500	$ 1.01
$2.01 - $3.00	650,000	3.25	$ 2.41	650,000	$ 2.41
2,220,000	2.92	$ 1.61	1,884,500	$ 1.47

The fair value of each option granted has been estimated as of the date of the grant using the Black- Scholes option pricing model with the following weighted average assumptions: risk-interest rate of 4.25% (2004 - 3%), dividend yield 0% (2004 - 0%), volatility of 79% (2004 - 59%) and expected lives of approximately 5 years (2004 - 5 years). A summary of weighted average fair value of stock options granted during the years ended January 31, 2005 and 2004 is as follows:

Weighted Average Exercise Price	Weighted Average Fair Value
Fiscal year 2006	$1.60	$0.71
Fiscal year 2005	$1.45	$0.89
Fiscal year 2004	$2.23	$1.13

13. Income Taxes
a) A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:
2005	2004

Statutory income tax rate	(36%)	(38%)
Tax losses not benefited	36%	38%
Effective tax rate	-	-

b) The Company has non-capital losses of approximately $5.5 million (2005 - $4.4 million), cumulative exploration and development expenses of approximately $2,100,000 and capital losses of approximately $17,000 for income tax purposes, which may be carried forward to reduce taxable income of future years. These non-capital losses expire commencing 2007 through 2015 if not utilized. The cumulative foreign exploration and development expenses can be carried forward indefinitely.

c) Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as there is no assurance that such amounts are more likely than not to be realized.

14. Related Party Transactions
The following expenses were accrued/paid to directors and parties related to the directors of the Company:
July 31, 2005	April 30, 2005

Management fees	$13,499	$40,000
Consulting fees	24,000	59,959
Automotive	6,873	4,764
Rent	6,000	6,000
Secretarial and administrative	13,500	3,500
$63,872	$115,214

As at January 31, 2005, an automotive lease deposit of $8,488 (2004 - $6,111) was included in prepaid expense and deposit.

15. Commitments and Contingencies

(a) The Company is committed to a land lease agreement with a lessor with respect to the wind power project in Elgin, Arizona. The lease has a term of 50 years from September 1, 2002 to August 31, 2052. The Company is required to pay the lessor as follows:

(i) For the 14 years after commencement of the "operation of the wind farm" on the permanent site to pay the lessor
1.4% of actual annual gross sale revenue from energy production on the permanent site; and

minimum advance payment of USD$225,000 (CAD$351,000) was paid and is to be deducted from future production payments.

(ii) After the 14 years and until the termination of the lease
2% of the actual annual gross sale revenue from energy production on the permanent sites; and

additional annual rent equal to 10% of the amount due under 2% of actual annual gross sale, payable to a charity to be designated by the lessor, but in no event shall the additional rent exceed $50,000 per year.

(b) The Company is committed to a land lease agreement with a lessor with respect to the wind power project in New Brunswick, Canada. The lease has a term of 30 years commencing December 10, 2002 and ending on December 10, 2032. As required by the agreement, the Company has initiated plans to commence the construction of permanent wind energy conversion facilities by October 31, 2006. The agreement required the Company to pay the lessor annual rent equal to:

1.55% of the actual annual sale revenue for the first 3 years after commencement of the "operation of the wind farm" on the permanent sites;

1.9% of the actual annual sales revenue for the 4th year to 7th year;

2.2% of the actual annual sales revenue for the 8th year to 11th year;

2.5% of the actual annual sales revenue for the 12th year to the end of lease term; and

If any additional revenue from the sale of CO2 emission reduction credit is generated, the Company shall pay the lessor additional annual rent at the rate sets out above.
The Company has entered into a verbal understanding to pay the lessor an additional rent of 0.5% of annual sales revenue.

(c) The Company opened a Letter of Credit in favour of New Brunswick Power ("NBP") for $200,000, which is valid until November 1, 2006 unless terminated in writing 30 days prior to November 1, 2005. NBP can withdraw funds from the Letter of Credit if Eastern Wind Power does not commission the wind plant by October 31, 2006. Security for the Letter of Credit was provided by a third party. In the event that the wind plant is not commissioned by October 31, 2006, the Company will be liable for the debt.

(d) The Company has opened a Letter of Credit in favour of Southern California Edison for USD$500,000, which is valid until December 31, 2006. The Letter of Credit was provided by a related party in consideration for a charge on the Company's assets and interest of 12% of the undrawn amount. In addition, the Company issued 83,290 common shares to the related party at a deemed price of $1.50 per share.

(e) The Company, subject to the approval of the TSX Venture Exchange, has agreed to pay certain officers and consultants of the Company or its subsidiaries bonuses of $1,350,000 payable in common shares of the Company at a deemed price of $1.64 per share. These shares will be subject to an escrow agreement that will provide for the release of the shares over a three-year period.

16. Non-cash Financing Activities
In the second quarter of the 2006 fiscal year 2005, 83,290 shares were issued in connection with the letter of credit for USD$500,000 provided to Southern California Edison. (See note 11).

17. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying values of cash and cash equivalents, refundable tax credits, accounts payable and accrued liabilities and due from (to) related party approximates their respective carrying values due to the short-term nature of these financial instruments.

The Company places its cash and cash equivalents with high credit quality financial institutions.
The Company is not exposed to significant interest or currency risks arising from these financial instruments.

18. Subsequent Events

a) The Company entered into an agreement to acquire a 200 acre wind farm in Tehachapi, California for USD$825,000, payable by a cash on closing of USD$550,000 and a 5-year convertible note of USD$275,000 bearing interest at the rate of 8% per year. The note is secured by a first charge on the land and is convertible into common shares at a price of $1.64 per share. The wind farm assets include the land, a power purchase agreement with Southern California Edison with a remaining term of 9 years and 43 Windmatic turbines.

The Company arranged USD$550,000 in financing secured by a second charge on the property and bearing interest at the rate of 18% per year.

b) In September 2005, the Company granted 250,000 stock options to a consultant with an exercise price of $1.33 per share, being vested 25% immediately and 25% every six months thereafter until fully vested in 18 months from the date of grant and expiring 5 years from the date of grant.